FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Tetraphase Pharmaceuticals, Inc.

480 Arsenal Street, Suite 110

Watertown, MA 02472

Attn: David Lubner, Senior Vice President and Chief Financial Officer

617-715-3551

February 25, 2013

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re:	Tetraphase Pharmaceuticals, Inc. | Anticipated Price Range
Registration Statement on Form S-1 (File No. 333-186574)

Ladies and Gentlemen:

Rule 83 Confidential Treatment Request by Tetraphase Pharmaceuticals, Inc. Request #1

This letter is furnished supplementally on behalf of Tetraphase Pharmaceuticals, Inc. (the “Company”) in connection with the review by the Securities and Exchange Commission (the “Commission”) of the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”). To assist the staff (the “Staff”) of the Commission in its review, the Company advises the Staff that it presently estimates, based in part on input recently received from its underwriters, that the public offering price per share for the offering pursuant to the Registration Statement will be between $[**] and $[**] (without giving effect to any stock split that the Company may effect prior to the offering), considering information currently available and current market conditions. For clarity, the Company advises the Staff that, given the volatility of the public trading markets and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for the offering. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement will include a price range of no more than $2.00 or ten percent (10%) of the low end of the range unless otherwise approved by the Staff.

The Company’s most recent valuation of its common stock was conducted as of December 31, 2012 and estimated the fair value of its common stock to be $0.31 per share on that date. The

February 25, 2013 Page 2

Company’s most recent grants of stock options were made on November 18, 2012 with an exercise price of $0.18 per share, which the Company determined to be the fair value of its common stock on that date.

Tetraphase Pharmaceuticals, Inc. respectfully requests that the information contained in Request #1 be treated as confidential information and that the Commission provide timely notice to David Lubner, Senior Vice President and Chief Financial Officer, Tetraphase Pharmaceuticals, Inc., 480 Arsenal Street, Suite 110, Watertown, MA 02472, telephone 617-715-3551, before it permits any disclosure of the underlined and highlighted information contained in Request #1.

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at (617) 526-6663 or to Jeffries Oliver-Li of this firm at (617) 526-6786. Thank you for your assistance.

Sincerely,

/s/ Stuart M. Falber

Stuart M. Falber